

Ronald Aschkar · 3rd

Here on behalf of The Boss

Austin, Texas, United States ·

Contact info

500+ connections

Message   (More)

 **FantasyBoss**

 **Quantic School of Business and Technology**

Experience



CEO
FantasyBoss
Dec 2020 – Present · 8 mos
Austin, Texas, United States

I work for The Boss. Don't ask me who The Boss is, we don't talk about The Boss. But if you're Boss enough, more details will be provided.



Higher Education Renewals Manager
Box
Jul 2019 – Jul 2020 · 1 yr 1 mo
Austin, Texas Area

Role Details:
• Contract Position. Responsible for migrating & renewing contracts for Higher Education.
• Increased profitability by reducing storage or incɪ ...see more



Account Executive
StreamSets Inc.
Jun 2018 – Jul 2019 · 1 yr 2 mos
Austin, TX

Role Details:
• Hunter Role. Interfaced with internal/external stakeholders to expand new and existing business. Used cold calling, marketing, leads and referrals to meet/exceed fore ...see more



Channel Account Manager

WIN-911

Jan 2017 – Mar 2018 · 1 yr 3 mos

Austin, Texas

Role Details:
• Channel Role. Worked with and trained partners/resellers on our software. Attended trade shows locally and internationally to make relationships and promote our company.   ...see more

Strategic Business Consultant

6 Degrees

May 2016 – Dec 2016 · 8 mos

Austin, TX

Boutique Consulting Company

Role Details:
• Problem Solving Role. Worked with clients to imp ...see more

Show 5 more experiences ⌄

Education



Quantic School of Business and Technology

Master of Business Administration (M.B.A.), Business Administration and Management

2018 – 2019

Abilene Christian University

BA, Business Administration, Marketing

2001 – 2005

Skills & endorsements

Sales · 32

 Endorsed by **Jason Smith and 2 others who are highly skilled at this**

 Endorsed by **2 of Ronald's colleagues at Mitratech**

Leadership · 25

 Endorsed by **11 of Ronald's colleagues at Forcepoint**

Customer Service · 23

 Endorsed by **2 of Ronald's colleagues at Mitratech**

 Endorsed by **8 people who know Customer Service**

Show more ⌄

Recommendations

Received (2)   Given (2)



Kerry Laird

Helping Companies Simplify Their Recruiting Pipelines

March 8, 2021, Ronald worked with Kerry in the same group

It was great working with Ron and learning about sales from him.



Cade Girod

Inside Sales Representative/ Partner Specialist

September 2, 2015, Ronald worked with Cade in the same group

working with Ron was fantastic. Always knew the answer to any questions i would ask. He was a leader who continued would teach other team members. Ron is a great asset and very determined to win. Sales is very hard and watching Ron be a great example and teaching us how to be successful... **See more**

